Mail Stop 3561

April 26, 2006

Mr. Peter H. Engel
Chief Executive Officer and Treasurer
Affinity Media International Corp.
11601 Wilshire Boulevard, Suite 1500
Los Angeles, California 90025

> **Re:** **Affinity Media International Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed on April 7, 2006**
> **File No. 333-128707**

Dear Mr. Engel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 from our letter of March 24, 2006, and we reissue in part our prior comment. We note the disclosure on page 34 of the prospectus that "[a]dditionally, we may decide to acquire a minority interest or interests in one or several operating businesses." Please revise the prospectus to clearly disclose whether the company could only purchase minority equity interests in one or more businesses. Also, in light of this disclosure, provide us with an analysis as to whether Affinity Media International Corp. could be an investment company and subject to the Investment Company Act of 1940.

In the risk factor on page 18, that the company may be deemed an investment company, please revise the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

2.   We note your response to our prior comment 2 and the revised disclosure throughout the prospectus. Please include a risk factor in regards to the increase of 25% and the effect that the increase may have upon the company's ability to consummate a business combination with a target business or businesses whose fair market value is at least 80% of the company's net assets at the time of such acquisition or advise us why such revision is not necessary.

Summary financial data, page 9, Dilution, page 28, and Capitalization, page 29

3.   We note your response to our prior comment 8; however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. We note your response that the holders of the 250,000 shares sold as part of the units in the private placement have waived their rights to distributions upon redemption or liquidation from the funds held in Trust. Accordingly, it would appear that shares subject to possible conversion would be 687,225 based on 24.99% of the 2,750,000 units offered to the Public and the corresponding conversion value payable would be $4,123,350 based on the conversion price of $6 as you have determined. Please revise your disclosures as appropriate or demonstrate to us why no revision is required. In addition, disclose how the shares subject to possible conversion and the related amounts are determined.

Risk Factors, page 10

4.   We note the risk factor on page 20, "We could be liable for up to the amount of the purchase price of the private placement units …," and the statement that "[t]here is, however, a remote possibility that the private placement could be reversed, that the waiver of rescission may be voidable by the purchasers in the private placement and the consideration received by us in connection therewith may have to be repaid." Please remove the statement "remote possibility" in light of Sec. 14 of the Securities Act. Please revise accordingly similar disclosure in the MD&A section.

Use of Proceeds, page 24

5.   Please substantially revise the use of proceeds table to include a section that details all of the expenses and the amounts of each expense related to the

identification and structuring of a business combination, such as legal and accounting, payment for administrative services and support, due diligence and working capital. Also include a line item that discloses the total amount of theses expenses. Disclosure that details how these expenses will be funded could be included in the heading, footnotes and/or subsequent disclosure to the table.

6. We note the statement on page 27 that "[a] pubic stockholder will be entitled to receive funds from the trust (including interest earned on his, her or its portion of the trust fund, less the amount of taxes paid, if any, on interest earned but previously released to us) only in the event of liquidation." Please clearly indicate throughout the prospectus whether public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and in light of the disclosure that the company will use interest earned on the trust to pay expenses. We also note the disclosure on page 27 that "[i]f that public stockholder were to seek to convert such shares into cash in connection with a business combination … such public stockholder would only be entitled to receive $6.00 per share." Please clearly disclose throughout the prospectus whether public stockholders seeking conversion would be entitled to receive any interest earned on their portion of the trust. The company may want to consider adding a risk factor regarding the public stockholders' rights to the interest in light of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers.

7. Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finders' fees could be paid from the proceeds held in trust upon the release of the funds to the company, if the funds from the net proceeds not held in trust and the interest earned on the trust account were insufficient to cover all operating expenses and fees. Please reconcile this disclosure with the disclosure in the MD&A section.

Proposed Business, page 40

Comparison to Offerings of Blank Check Companies, page 49

8. We note your response to our prior comment 14 and we reissue in part our prior comment. In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly.

Part II

Item 15. Recent Sale of Unregistered Securities

9.   In regards to the company's private placement with Mr. Engel and two non-affiliated investors, please disclose the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K. Also discuss in this section the possible impact upon the claimed exemption if the filing of a registration statement is considered general solicitation.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 or Thomas Kluck, who reviewed your filing, at (202) 551-3233 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Stuart Neuhauser, Esq.
        Fax: (212) 370-7889